SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of March, 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1. English press release entitled, “Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 22, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

FOR IMMEDIATE RELEASE	March 22, 2011

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes

TOKYO, Japan – March 22, 2011 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Changes Effective as of April 1, 2011
Director Representative Executive Officer Deputy President and Chief Financial Officer Corporate Planning Department Corporate Communications Department	Director Representative Executive Officer Deputy President and Chief Financial Officer Corporate Planning Department Corporate Communications Department Financial Control Headquarters	Haruyuki Urata

Corporate Executive Vice President Treasury Headquarters*	Representative Executive Vice President and CFO, The Fuji Fire and Marine Insurance Co., Ltd.	Shintaro Agata

Executive Officer Investment Banking Headquarters	Executive Officer Financial Control Headquarters	Yuichi Nishigori

Executive Officer Accounting Headquarters* President, ORIX Management Information Center Corporation	Executive Officer Financial Control Headquarters President, ORIX Management Information Center Corporation	Takao Kato

Group Executive President, ORIX Asset Management & Loan Services Corporation President, ORIX Wholesale Securities Corporation	Executive Officer Investment Banking Headquarters President, ORIX Asset Management & Loan Services Corporation President, ORIX Wholesale Securities Corporation	Hisayuki Kitayama

*	Financial Control Headquarters will be abolished, and Treasury Headquarters and Accounting Headquarters will be established on April 1, 2011.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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